                                                      --------------------------
                                                             OMB APPROVAL
--------------------------                            --------------------------
                                                      OMB Number: 3235-0104
          Form 3                                      --------------------------
                                                      Expires: January 31, 2005
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                                                      Estimated average burden
                                                      hours per response...0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*

Stults          Robin   K.
   (Last)   (First)  (Middle)
MedQuist Inc., 5 Greentree Centre, Suite 311
   (Street)
Marlton                 NJ      08053
   (City)         (State)     (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)

10/16/02
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
###-##-####


4. Issuer Name and Ticker or Trading Symbol

MedQuist Inc.
5. Relationship of Reporting Person to Issuer (Check all applicable)

   / / Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)
Executive Vice President and President,
Coding and Information Services Division
6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Filing (Check applicable line)

   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person















            Table I -- Non-Derivative Securities Beneficially Owned

                                  2. Amount      3. Ownership
                                     of Secu-       Form:
                                     rities         Direct      4. Nature of
                                     Bene-          (D) or         Indirect
                                     ficially       Indirect       Beneficial
1. Title of Security                 Owned          (I)            Ownership
(Instr. 4)                           (Instr. 4)     (Instr. 5)     (Instr. 5)
--------------------------------  -------------  -------------  ----------------
        Common Stock                   342            D             ESPP



* If the Form is filed by more than one Reporting Person, see instruction
  5(b)(v).
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
         Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                2. Date Exercisable
                                                   and Expiration Date  3. Title and Amount of Securities Underlying Derivative
                                                   (Month/Day/Year)        Security (Instr. 4)
                                                ----------------------  -----------------------------------------------------------
                                                Date                                                                    Amount or
1. Title of Derivative                          Exercis-    Expiration                      Title                       Number of
   Security (Instr. 4)                          able        Date                                                        Shares
----------------------------------------------  ----------  ----------  ----------------------------------------------  -----------
Option to Purchase                               8/18/99*       8/18/08         Common                                  17,246
Option to Purchase                               12/1/99*       12/1/08         Common                                   2,500
Option to Purchase                               1/3/01*        1/3/10          Common                                   2,400
Option to Purchase                               7/6/01*        7/6/10          Common                                  20,000
Option to Purchase                               7/6/01*        7/6/10          Common                                  20,000
Option to Purchase                               1/1/02*        1/1/11          Common                                   8,000
Option to Purchase                               1/1/02*        1/1/11          Common                                   4,000
Option to Purchase                               1/1/02*        1/1/11          Common                                   4,000
Option to Purchase                               1/1/03*        1/1/12          Common                                  11,000

                                                      5. Ownership
                                                         Form of
                                                         Derivative
                                       4. Conver-        Securities:
                                          sion or        Direct       6. Nature of
                                          Exercise       (D) or          Indirect
                                          Price of       Indirect        Beneficial
                                          Derivative     (I)             Ownership
                                          Security       (Instr. 5)      (Instr. 5)
                                          -------------  ------------  -------------
                                            $25.625              D
                                            $31.063              D
                                            $24.9375             D
                                            $51.00               D
                                            $70.00               D
                                            $16.00               D
                                            $24.00               D
                                            $32.00               D
                                            $29.25               D

Explanation of Responses:
*Options vest in 20% increments over a five year period.


/s/Robin S. Stults                              10/24/02
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    **Signature of Reporting Person                   Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).